[GRAPHIC OMITTED]
RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
                                                              FAX (713) 651-0849

11OO LOUISIANA  SUITE 38OO   HOUSTON, TEXAS 77OO2-5218  TELEPHONE (713) 651-9191


                                        May 5, 2005

PetroSearch Energy Corporation
48O1 Woodway Drive, Suite 300E
Houston, Texas 77056

Gentlemen:

     At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of PetroSearch Energy Corporation (PetroSearch) in the Southwest Garwood Field as of December 31, 2004. The subject property is located in Colorado County onshore Texas. The income data were estimated using the Securities and Exchange Commission (SEC) requirements for future price and cost parameters.

     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. Hydrocarbon prices in effect at December 31, 2004 were used in the preparation of this report as required by SEC rules; however, actual future prices may vary significantly from December 31, 2004 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.


                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                   Certain Leasehold and Royalty Interests of
                         PETROSEARCH ENERGY CORPORATION
               IN SOUTHWEST GARWOOD FIELD, COLORADO COUNTY, TEXAS
                             As of December 31, 2004
              ----------------------------------------------------


                                                    Proved
                          ------------------------------------------------------
                                   Developed
                            -------------------------                   Total
                            Producing   Non-Producing   Undeveloped     Proved
                            ----------  --------------  ------------  ----------
NET REMAINING RESERVES
----------------------
  Oil/Condensate - Barrels         171             681             0         852
  Gas-MMCF                          13              52         1,164       1,229

INCOME DATA
-----------
  Future Gross Revenue      $   87,023  $      347,273  $  7,080,883  $7,515,179
  Deductions                    12,045          86,438       661,760     760,243
                            ----------  --------------  ------------  ----------
  Future Net Income (FNI)   $   74,978  $      260,835  $  6,419,123  $6,754,936

  Discounted FNI @ 10%      $   56,590  $      146,832  $  4,933,268  $5,136,740


1200, 530 - 8TH AVENUE, S.W.   CALGARY, ALBERTA  T2P 3S8   TEL (403) 262-2799  FAX (403) 262-2790
621 17TH STREET, SUITE 1550   DENVER, COLORADO 60293-1501  TEL (303) 623-9147  FAX (303)623-4258

May 5, 2005
Page 2


                                                      Probable
                               -----------------------------------------------------
                                       Developed
                               --------------------------                  Total
                               Producing   Non-Producing   Undeveloped    Probable
                               ----------  --------------  ------------  -----------
NET REMAINING RESERVES
----------------------
  Oil/Condensate - Barrels            403             681         3,339        4,423
  Gas - MMCF                           31              52         1,651        1,734

INCOME DATA
-----------
  Future Gross Revenue         $  205,368  $      347,273  $ 10,187,342  $10,739,983
  Deductions                        7,283          11,453     1,488,898    1,507,634
                               ----------  --------------  ------------  -----------
  Future Net income (FNI)      $  198,085  $      335,820  $  8,698,444  $ 9,232,349

  Discounted FNI @ 10%         $  167,667  $      198,600  $  5,060,024  $ 5,426,291


                                                      Possible
                               -----------------------------------------------------
                                       Developed
                               --------------------------                  Total
                               Producing   Non-Producing   Undeveloped    Probable
                               ----------  --------------  ------------  -----------
NET REMAINING RESERVES
----------------------
  Oil/Condensate - Barrels            540           2,724        11,122       14,386
  Gas - MMCF                           42             209         2,181        2,432

INCOME DATA
-----------
  Future Gross Revenue         $  275,497  $    1,388,453  $ 13,740,404  $15,404.354
  Deductions                       12,744         246,411     1,764,298    2,023,453
                               ----------  --------------  ------------  -----------
  Future Net Income (FNI)      $  262,753  $    1,142,042  $ 11,976,106  $13,380,901

  Discounted FNI @ 10%         $  211,622  $      418,883  $  4,376,811  $ 5,005,116


     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

     The future gross revenue is after the deduction of production taxes. The deductions comprise the normal direct costs of operating the wells, ad valorem taxes, recompletion costs and development costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for over 99 percent and liquid hydrocarbon reserves account for less than 1 percent of total future gross revenue from proved reserves.

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form on the next page.


                    RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

May 5th 2005
Page 3


                  Discounted Future Net Income
                     As of December 31, 2004
               -----------------------------------
Discount Rate     Total       Total       Total
  Percent        Proved      Probable    Possible
-------------  -----------  ----------  ----------
      5        $ 5,865,211  $6,897,928  $8,020,505
      8        $ 5,411,399  $5,941,438  $6,016,114
     12        $ 4,881,862  $4,986,187  $4,188,829
     15        $ 4,532,576  $4,435,670  $3,241,592


     The results shown above are presented for your information and should not be construed as our estimate of fair market value.


RESERVES INCLUDED IN THIS REPORT

     The  proved reserves included herein conform to the definition as set forth
          ---------------
in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The probable
                                                                        --------
reserves  and  possible  reserves  included  herein  conform  to  definitions of
--------       ------------------
probable  and  possible reserves approved by the SPE/WPC using the deterministic
--------
methodology. The definitions of proved, probable, and possible reserves are included under the tab "Petroleum Reserves Definitions" in this report.

     We have included probable and possible reserves and income in this report at the request of PetroSearch. These data are for PetroSearch's information only, and should not be included in reports to the SEC according to the SEC disclosure specifications. The probable reserves are less certain to be recovered than the proved reserves and reserves classified as possible are less certain to be recovered than those in the probable category. The reserves and income quantities attributable to the different reserve classifications that are included herein have not been adjusted to reflect the varying degrees of risk associated with them and thus are not comparable.

     Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. There are no reserves included in this report associated with secondary or tertiary projects.

     The various reserve status categories are defined under the tab "Petroleum Reserves Definitions" in this report. The developed non-producing reserves included herein are comprised of the behind pipe category.

ESTIMATES OF RESERVES

     The reserves included herein were estimated by volumetric, volumetric assignment and the analogy methods. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The volumetric method involves the construction of reservoir structure and isopach maps to determine volumes occupied by hydrocarbons. Reservoir parameters estimated from well data and other sources are then used to estimate the volumes of hydrocarbons contained in a reservoir and the estimated amounts of these hydrocarbons expected to be recovered economically. In general, the reserve estimates associated with specific reservoirs and wells were based on acreage assignments which


                    RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

May  5,  2005
Page  4


were related, to the total areal extent of the reservoir. There were select cases in which reserves were assigned based on the analogy method where the performance and volumetric data were inadequate to determine reserves. The analogy method incorporated engineering and statistical evaluations of offset wells to evaluate the ultimate recovery of similar wells in analogous producing intervals. The analogy reserve estimates are based on regional or field wide average ultimate recovery trends and are frequently related to expected pay interval trends or expected initial rates.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

FUTURE PRODUCTION RATES

     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. If no production decline trend has been established, future production rates were held constant, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by PetroSearch.

     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

     PetroSearch furnished us with hydrocarbon prices in effect at December 31, 2004 and with its forecasts of future prices which take into account SEC and Financial Accounting Standards Board (FASB) rules, current market prices, contract prices, and fixed and determinable price escalations where applicable.

     In accordance with FASB Statement No. 69, December 31, 2004 market prices were determined using the daily oil price or daily gas safes price ("spot price") adjusted for oilfield or gas gathering hub and wellhead price differences (e.g. grade, transportation, gravity, sulfur and BS&W) as appropriate. Also in accordance with SEC and FASB specifications, changes in market prices subsequent to December 31, 2004 were not considered in this report.

     For hydrocarbon products sold under contract, the contract price including fixed and determinable escalations, exclusive of inflation adjustments, was used until expiration of the contract. Upon contract expiration, the price was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

     The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in this report.


                    RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

May 5th 2005
Page 5


COSTS

     Operating costs for the leases and wells in this report were provided by PetroSearch and were represented to us as including only those costs directly applicable to the leases or wells. Actual operating cost statements for the properties were not reviewed by Ryder Scott and the estimates for operating expenses provided by BASA were accepted without independent verification. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

     Development costs were provided to us by PetroSearch and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was excluded at PetroSearch's request. Ryder Scott makes no warranty, expressed or implied, as to the accuracy or completeness of this information.

     Current costs were held constant throughout the life of the properties.

GENERAL

     Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Table C presents a one line summary of initial basic data for each of the subject properties. Tables 1 through 123 present our estimated projection of production and income by years beginning January 1, 2005, by field and lease or well.

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     The estimates of reserves presented herein were based upon a detailed study of the Southwest Garwood Field in which PetroSearch owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices, PetroSearch has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests and terms of reversions, prices, and other factual data furnished by PetroSearch were accepted without independent verification. The estimates presented in this report are based on data available through December 2004.

     PetroSearch has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

     This report was prepared for the exclusive use and sole benefit of PetroSearch Energy Corporation and may not be put to other use without our prior written consent for such use. The data,


                    RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

May  5,  2005
Page  6


work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                              Very truly yours,

                              RYDER SCOTT COMPANY, L.P.

                              /s/ Olga Basanko
                              Olga Basanko
                              Petroleum Engineer
OB/pl


Reviewed by:

/s/ Samantha F. Meador
------------------------------
Samantha F. Meador, P.E.
Vice President


                    RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

                         PETROLEUM RESERVES DEFINITIONS

                       SECURITIES AND EXCHANGE COMMISSION


INTRODUCTION
------------

     Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. It should be noted that Securities and Exchange Commission Regulation S-K prohibits the disclosure of estimated quantities of probable or possible reserves of oil and gas and any estimated value thereof in any documents publicly filed with the Commission.

     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.

     Reserves may be attributed to either natural energy or improved recovery methods. improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.


PROVED  RESERVES  (SEC  DEFINITIONS)
------------------------------------

     Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:

PROVED OIL AND RESERVES. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

     (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test The area of a reservoir considered proved includes:

          (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and


                      RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

          (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

     (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

     (iii) Estimates of proved reserves do not include the following:

          (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

          (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

          (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

          (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

PROVED DEVELOPED OIL AND GAS RESERVES. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED UNDEVELOPED RESERVES. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staffs view on specific questions pertaining to proved oil and gas reserves.


                      RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

     Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35)

     In determining whether "proved undeveloped reserves" encompass acreage on which fluid injection (or other improved recovery technique) is contemplated, is it appropriate to distinguish between (i) fluid injection used for pressure maintenance during the early life of a field and (ii) fluid injection used to effect secondary recovery when a field is in the late stages of depletion?
.... The Office  of  Engineering  believes that the distinction identified in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Sea. The staff will review estimates of proved reserves attributable to fluid injection in the light of the strength of the evidence presented by the registrant in support of a contention that enhanced recovery will be achieved. (extracted from SAB-35)

     Companies should report reserves of natural gas liquids which are net to their leasehold interest, i.e., that portion recovered in a processing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership. (extracted from SAB-35)

     The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4-10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions. (extracted from SAB-85)

     Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission's official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.


SUB-CATEGORIZATION  OF  DEVELOPED  RESERVES  (SPE/WPC  DEFINITIONS)
-------------------------------------------------------------------

     In accordance with guidelines adopted by the Society of Petroleum Engineers
(SPE) and the World Petroleum Congress (WPG), developed reserves may be sub-categorized as producing or non-producing.

PRODUCING. Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.


                     RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

NON-PRODUCING. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

UNPROVED  RESERVES  (SPE/WPC  DEFINITIONS)
------------------------------------------

     Unproved reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. Unproved reserves may be further classified as probable reserves and possible reserves.

     Unproved reserves may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable and possible classifications.

PROBABLE RESERVES. Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves.

     In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reserves in the area,
(3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

POSSIBLE RESERVES. Possible reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In this context, when probabilistic methods are used; there should be at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable plus possible reserves.

     In general, possible reserves may include (1) reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable, (2) reserves in


                     RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS
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formations  that  appear  to be petroleum bearing based on log and core analysis but may not be productive at commercial rates, (3) incremental reserves attributed to infill drilling that are subject to technical uncertainty, (4) reserves attributed to improved recovery methods when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial, and
(5) reserves in an area of the formation that appears to be separated from the proved area by faulting and geological interpretation indicates the subject is structurally tower than the proved area.


                     RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS